Exhibit 99.1

Aurinia Closes US$28 Million Financing

VICTORIA, British Columbia--(BUSINESS WIRE)--December 28, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the "Company"), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that it has closed its previously announced US$28.75 million financing (including US$3.75 million pursuant to an exercise of the underwriter’s over-allotment option), for the sale of 12,777,775 units (“Units”) of the Company at a price of US$2.25 per Unit. Each Unit consists of one common share of the Company (a "Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Share at the exercise price of US$3.00 per Share for a period of 5 years after the closing of the offering.

H.C. Wainwright & Co., LLC acted as sole book-running manager, and Cormark Securities Inc., as co-manager (collectively, the "Underwriters”). The Underwriters received a fee of 7% of the gross proceeds of the offering.

For the purposes of the TSX approval, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ. The Company intends to use the net proceeds of the Offering for research and development activities, including LN Phase 3 clinical trial activities, and working capital purposes.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the "SEC") on November 5, 2015 (the "Registration Statement"), and the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") dated October 16, 2015. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the "Offering Documents") have been filed with the securities commissions in British Columbia, Alberta and Ontario, and with the SEC. The Offering Documents contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Offering Documents are available for free by visiting the Company's profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC's website at www.sec.gov, as applicable. Alternatively, copies of the U.S. prospectus supplement will be available upon request by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com, or by contacting Cormark Securities Inc., 200 Bay St Suite 2800, Toronto, Ontario M5J 2J2, or by email atssmoroz@cormark.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT AURINIA
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The Company is headquartered in Victoria, British Columbia and focuses its development efforts globally.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investors & Media:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com